Kids & Coffee

Kids & Coffee

Our Story

As working parents, my wife Vivian and I, Ken, faced challenges finding high-quality indoor play areas that fostered our daughters Layla and Ellie's growth while also offering parents a chance to relax.

Realizing the lack of viable alternatives, we embarked on a mission to establish a safe, nature-inspired, and innovative environment. A place where both parents and children can flourish and evolve side by side.





Table of Content

Kids & Coffee

Safe Playground is important for kids.
however, modern day parents live busy lives.

Situation

76%

Current Playground Isn't Safe

Public playgrounds and schools account for 76% of playground injury. Indoor playgrounds are safer due to paddings and other preventive measures

75%

Kids Doesn't Get Enough Playtime

75% of Children are not getting enough playtime according to research

92%

Childcare is Crucial

Nearly all parents agreed that having safe, reliable childcare is crucial for parents to be able to work

56%

Supports

56% indicated challenges with having support with parenting from a partner, friend, or family member

Kids & Coffee

Indoor playgrounds are loud, over stimulating and cookiecutter for modern parents and their children.

Problem

01.

Indoor Playground have become a displeasing place for parents to avoid for its design, noise, and comfort level

02.

children require a secure play environment, allowing adults to engage or unwind, assured of children’s safety.





Problems of

Existing Indoor Playgrounds

Traditional Playgrounds are not the most relaxing places for parents.

Play Design

- Clash of colors.
- Play structures with minimal purposes.
- Does not encourage learning

Comfort Level

- High noise level
- Overwhelming
- Chaotic
- Crowded

Amenities

- Below average food and beverage
- No seating area for adults
- Does not offer concierge services on party planning

“Children need the freedom and time to play. Play is not a luxury. Play is a necessity”

- Kay Redfield Jamison, Psychologist and Writer



Kids & Coffee

Solution

Crafted from our own needs as well as those of like-minded parents and partners, Kids & Coffee stands as an adventure playground café. Here, families can connect, children can delight in play, parents can engage in social interactions,or simply unwind with a comforting cup of coffee.


Piddington




Kids & Coffee



Our Services

1. Playground
2. Events
3. Cafe
4. Lounge

Kids & Coffee






Playground

Collaborating with renowned playground design firms to craft captivating, nature-inspired play areas and playgrounds, offering a safe and stimulating experience for children aged 0 to 12.

Kids & Coffee

Events/ Celebrations

Kids' parties are about celebrating milestones and creating memories. From selecting themes to arranging treats, we handle all the details, letting you savor every moment.






Kids & Coffee




KIDS & COFFEE





Cafe

Offering swift counter service and a menu featuring wholesome beverages, fresh seasonal salads, artisan sandwiches, and delectable pastries.

Kids & Coffee

Lounge

A comfortable spot for parents and caregivers to unwind, enjoy their beverages, and watch their little ones play.






KIDS & COFFEE


"Before car was invented, if I had asked people what they wanted, they would have said faster horses."
- Henry Ford
Kids and Coffee
A CUT ABOVE
PLAYGROUND EXPERIENCE
We are the new innovator in this space, carving the better future for modern parents and their children.

Kids & Coffee

Market Overview

1. Macro Trend
2. Our Key Business Drivers

Kids & Coffee

Consumer spending is expected to grow over the next five years, benefiting Food & Entertainment Complexes

Furthermore, over the five years to 2027, the industry is expected to experience growth as the economy recovers from the coronavirus pandemic and social distancing regulations continue to subside.

Revenue

$4.5bn

Profit

$504m



Kids & Coffee

Key Business Driving Trends

Children Business
Growth in per capita disposable income is expected to benefit the industry as child care services are likely to remain in high demand

Children's Health
Industry growth has been driven by rising per capita disposable income and growing awareness of child obesity

Early education
Greater public attention paid to early education is expected to keep industry demand afloat

Remote Work
A changing workforce that includes more telecommuters is expected to support industry demand

Event Planning
Demand for professional event and party planning will grow since households will have less time to spend on organizing and coordinating social events

Coffee Break
Specialty coffee has become an experience and it will continue to grow



Key Success Factors

Easy access
A high profile location offering easy access and parking can provide a competitive advantage

Having a good reputation
The safety of children and the cultivated environment will increase the use of the indoor playground cafe

Aggressive marketing
Since services are fairly uniform in the industry, heavy advertising is essential to alerting possible customers

Exceptional Experience
From our thoughtfully designed play areas inspired by nature to our cozy nooks for parents, every detail is curated to create a memorable and one-of-a-kind experience.

Experienced workforce
Skilled staff that can assist customers and teach classes are important to attract repeat customers.

Provision of appropriate facilities
Providing and regularly maintaining appropriate equipment is essential to attract and retain customers.

Kids & Coffee

Business Model

1. Value Proposition
2. Kano Model
3. Revenue Stream
4. Revenue Analysis
5. Operating Expense
6. Growth Prediction
7. Marketing Plan

Kids & Coffee

The Value Proposition Canvas


Gain Creator
Spacious indoor playground cafe
Resting area for work
Concierge event planning service
Appealing design
Various classes
Services
Amenities
Age Appropriate Play
Event Space
Craftsmanship
Pain Relievers
Quiet area for work
An appealing cafe/ lounge area
Temp childcare for personal time
Climate control environment
Curated amenities

Value Proposition


Gains
A safe place for all to play & social
Gets work done
Event Planners
Improved wellness
Different Activities
Customer Jobs
Work/ Play/ Learn
Social/ Wellness
Childcare
Find educational and physical activities
Pains
Distraction from home
Feeling disconnected
Burnt out from childcare
Inconsistent play environment
Lack of amenities at playgrounds

Customer Segment

Kids & Coffee

Kano Model



Satisfaction
Functionality
Interactive Projection
Concierge Event Planning
Calm Down Room
Themed Events
Eco-friendly material
Artisanal F&B
Sustainability
Adventure playsets
Food for Kids
Nursery Room
Education al Classes
Story time
Seating Area
Drop off service
Safe play structures
Soft landing
Party venue
Snacks
Comfortable seatings

Business Model Canvas

Key Partners

- Daycare
- Schools
- Young children
- Working parents
- Bank Loans
- Grocery Wholesaling
- Commercial Building

Key Activities

- Space upkeep
- Brand Development
- Operations
- Marketing & Ads

Key Resources

- Brand Identity
- Friendly employees
- Customer Base
- Engineering and Design

Value Proposition

- Design-led interiors
- Safe environment
- Curated F&B
- Eco-friendly design
- Sustainable material
- Concierge event planning
- Dedicated work area

Cust. Relationships

- Rating for bonus
- Customer Satisfaction KPI

Channels

- Social Media
- Events & Experiences
- Online comm. & forums
- Direct playground
- Website

Cust. Segments

- Children
- Working Parents
- Event Planners
- Caregivers
- Educators

Cost Structures

- Employee payroll
- Playground upkeep
- Rent
- Food cost
- General/ Administrative

Revenue Streams

- Events and celebrations
- General Admissions
- Memberships

Kids & Coffee

Revenue Stream

Events

Birthday parties, Baby Showers, Celebrations, Company Events

Food and Beverage

Artisanal beverages and healthy snacks

Admission and Membership

General Admission, Monthly, Annual Members

Summer Camp

Different Summer Courses

Activities

Art & craft, yoga with parents, reading time, Little gym

Gift Shops

Branded Merchandise



Kids & Coffee

Realistic assumptions based on on-site observations from similar facilities

Financial Assumptions

Admission Cost

Open play at $30/ child, include 1 FREE adult,
each additional adult is $10.
Average Customers 90/ day. (65 Kids plus parents)

Event

Classic Package starting at $1,000
Premium Package starting at $1,500
Average events 8 - 12/ week

Membership

Play Passes - 10x Play Pass $250
Monthly Membership - $150

Cafe

Healthy drinks, seasonal salads, artisan sandwiches and pastries ranging from $5 - $10 per item.

Kids & Coffee

Annual Revenue Analysis



Events
56%
Admission and
Membership
30%
Others
14%

Kids & Coffee

Operating Expense Analysis


27%
Salary and
Related
40%
Rent and
Related
33%
General and
Admin

Kids & Coffee



MARKETING PLAN

KIDS & COFFEE will implement both traditional and digital marketing tools.

TRADITIONAL

Print Media and Display Media
Events and Experience
Personally Selling



DIGITAL

Search Ads
Social Media Ads
Online Communities and Forum
Word of Mouth

Kids & Coffee



Print Media / Display Media

Eye-catching signage in the neighborhood and magazines



Events and Experiences

Create brand related interaction with sponsorship such as cause events, community outreach and street activities.



Personal Selling

Open houses and incentive program to generate buzz on our value proposition

Kids & Coffee

Search Ads

Including Search Engine Optimizer, Google AdWords, Company website

Online Communities and Forums

Customer engagement through third apathy forum and blogs

Social Media Influencers

Including Instagram, facebook, YouTube, mobile apps

Word of Mouth

To encourage post sharing and testimonials to generate WOM buzz

Kids & Coffee

Hello,

Kids & Coffee is on its way

www.kidsandcoffee.co



kids coffee
Learn, work, relax and play in our cafe
Home
Play
Cafe
Classes
Events
Parties
Parents
Gallery
Contact
Hello ~
Kids & Coffee
is on its way
A magical place where families can network, kids can play, and parents can socialize, get work done in dedicated spaces or just relax with a good cup of coffee.
Come Play
An inspirational playground where kids & parents grow together.
Reserve Open Play
Play
Free play areas, an immersive digital experience, reading library and learning/building activities for toddlers and kids 3 to 10yrs old
Learn
Dance, music, arts & crafts, kids yoga and baby sign language classes
Work
A dedicated work area with open tables, private desks with monitors, conference rooms, lounges and high speed internet throughout the facility
The Cafe
Yummy and healthy snacks, lunch boxes, coffee, drinks and desserts
Parties
Custom designs and themes for birthday parties or special occasions for kids
Lounges
Indoor and outdoor lounges for families to hang out, relax or socialize with other families

Kids & Coffee





KEN LI

Layla and Ellie's father, husband and entrepreneur with over 17 years of background in user experience design in various industries.

VIVIAN HO

Layla and Ellie's mother, wife and woman in business. Vivian's has over 15 years of hospitality experience and over 10 years of financial operations experience across multiple industries.

Meet the parents behind Kids & Coffee

Thank You,

Let’s provide an innovative solution for modern day parents and their children to **Connect, Talk and Play.**